

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 15, 2023**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2023 letter.

Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1.   Please disclose the location of the auditor's headquarters on the cover page.

Prospectus Summary, page 6

2.   We note your disclosure that you have obtained all approvals required for your operations in China. Please expand your disclosure to discuss whether you have obtained all permissions or approvals to offer the securities being registered to foreign investors. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

VIE Consolidating Schedule (Unaudited), page 23

3.   Revise to also include the VIE Consolidating Schedules for June 30, 2023.

General

4.   We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendments that were filed on January 10, 2023 and April 5, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise.

Pun Leung Liu
YXT.COM Group Holding Limited
October 12, 2023
Page 3

5.   In your September 15, 2023 response letter to our prior comment #1, you state that
        "RMB233.1 million and RMB305.5 million were recorded as research and development
        expenses according to ASC 350-40-25 and ASC 730-10-15 for the years ended December
        31, 2021 and 2022 respectively." Topic 350-40-15-7 clarifies which costs for internal-use
        software are included in research and development that may be are accounted for in
        accordance with Subtopic 730-10.
        •   Please identify which paragraph(s) under Subtopic 350-40-15-7 you are relying on
            for your analysis with respect to all research and development expenses that you
            characterize according to Topic 730-10.
        •   Please identify with specificity which expenses you believe are appropriately
            characterized under the paragraphs identified above.

        Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please
contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Li He